Filed by DCB Financial Corp Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DCB Financial Corp

Commission File No.: 0-22387

Date: October 3, 2016

October 3, 2016

Name 1

Address

City State Zip

Dear Valued Customer:

On Monday, October 3rd, we announced the execution of an Agreement and Plan of Merger by and between First Commonwealth Financial Corporation and DCB Financial Corp, the details of which are incorporated in the attached press release.

There is no change in your accounts or your banking at this time. Please continue to bank as you always have. We will communicate regularly with you throughout this transition, but for now, nothing has changed. Your account numbers, cards and checks remain the same. If you have any questions at all, feel free to contact us at (740) 657-7200 or (800) 631-0322, ext. 7200.

We will remain in contact with you as we proceed through the execution of the merger. In the interim, we at DCB are committed to taking care of our valued customers as trusted advisors and to continue our role as an engaged member of the Delaware community.

Sincerely,

Ronald J. Seiffert

Chairman, President and CEO

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

First Commonwealth Financial Corporation and DCB Financial Corp will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

THE SHAREHOLDERS OF DCB FINANCIAL CORP ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents First Commonwealth Financial Corporation and DCB Financial Corp have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents First Commonwealth Financial Corporation has filed with the SEC by contacting Matthew C. Tomb, Chief Risk Officer and General Counsel, First Commonwealth Financial Corporation, 601 Philadelphia Street, Indiana, PA 15701, telephone: (800) 711-2265; and may obtain free copies of the documents DCB Financial Corp has filed with the SEC by contacting J. Daniel Mohr, Chief Financial Officer, DCB Financial Corp, 110 Riverbend Avenue, Lewis Center, Ohio 43035, telephone: (740) 657-7510.

DCB Financial Corp and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of DCB Financial Corp in connection with the proposed merger. Information concerning such participants’ ownership of DCB Financial Corp common shares will be set forth in the proxy statement/prospectus relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.